FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of April 2005


                          EXCEL MARITIME CARRIERS LTD.
                 (Translation of registrant's name into English)

                             67 Akti Miaouli Street
                                  18537 Piraeus
                                     Greece

                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                            Form 20-F [X]   Form 40-F [_]

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes [_]  No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

     Attached hereto as Exhibit 1 is a press release dated April 25, 2005 announcing the delivery of a vessel to Excel Maritime Carriers Ltd. (the "Company").

ADDITIONAL INFORMATION

     None.

EXHIBIT 1

[GRAPHIC OMITTED]

NEWS RELEASE for April 25, 2005, at 7:35 AM EDT
-----------------------------------------------

Contact: Allen & Caron Inc.                 Christopher Georgakis, CEO
         Joe Allen (investors)              Excel Maritime Carriers Ltd.
         joe@allencaron.com                 +30 210 45 98 692
         Brian Kennedy (media)              info@excelmaritime.com
         brian@allencaron.com
         212 691 8087

            EXCEL MARITIME TAKES PHYSICAL DELIVERY OF MV ATTRACTIVE,
                    ONE YEAR CHARTER TO COMMENCE IMMEDIATELY

PIRAEUS, GREECE (April 25, 2005) ... Excel Maritime Carriers Ltd (Amex: EXM), a shipping company specializing in the seaborne transportation of dry bulk cargoes such as iron ore, coal and grains, announced that it has taken physical delivery of MV Attractive, a Handymax bulk vessel, at the port of Rotterdam in Holland. The Company also announced the simultaneous commencement of a one-year charter for the vessel at US $22,500 per day. Expected profitability from this charter is in line with company targets.

     The vessel is a Handymax dry bulk carrier of approximately 41,500 dwt, built in 1985 in Japan, which the Company agreed to acquire on March 3, 2005.

     CEO Christopher Georgakis commented, "We are committed to pressing ahead with early deliveries for all new acquisitions and are happy to report that with the delivery of MV Attractive, the company will have taken physical delivery of a total of three vessels in April 2005, with a further seven deliveries being scheduled for the forthcoming weeks."

About Excel Maritime Carriers Ltd
---------------------------------

     The Company is an owner and operator of nineteen dry bulk carriers with a total carrying capacity of 1,211,662 dwt, after having taken delivery of all new acquisitions, and a provider of worldwide seaborne transportation services for dry bulk cargo. This includes commodities such as iron ore, coal, grains, as well as bauxite, fertilizers and steel products. The Company was incorporated in 1988 under the laws of Liberia.

The following table represents the existing fleet together with the new acquisitions:

Existing Fleet

Name                 Dwt       Year Built      Type       Delivery Date
----                 ---       ----------      ----       -------------
Fighting Lady        1,6,313      1983       Capesize
Almar I              107,140      1979       Capesize
-------------------------------------------------------------------------------

Isminaki              74,577      1998       Panamax
Birthday              71,500      1993       Panamax
Powerful              70,000      1994       Panamax
Renuar                70,000      1993       Panamax
-------------------------------------------------------------------------------

Lady                  41,090      1985       Handymax
Swift                 37,687      1984       Handymax
Goldmar               39,697      1984       Handymax
Marybelle             42,552      1987       Handymax
Attractive            41,524      1985       Handymax
-------------------------------------------------------------------------------

Lucky Lady            27,422      1975       Handysize
-------------------------------------------------------------------------------
Total                769,502
===============================================================================

New Acquisitions
First Endeavour       69,111      1994       Panamax      Early May 2005
Elinakos              74,000      1997       Panamax      Early May 2005
Angela Star           73,000      1998       Panamax      Early July 2005
Happy Day             72,000      1997       Panamax      Second Half April 2005
Forteza               70,000      1993       Panamax      Early July 2005

Emerald               45,572      1998       Handymax     Early May 2005
Princess I            38,385      1994       Handymax     Late May 2005
Total                483,592
-------------------------------------------------------------------------------
Grand Total        1,211,570
===============================================================================

Forward Looking Statement
-------------------------

     This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters.. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.


                                     # # # #

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                          EXCEL MARITIME CARRIERS LTD.
                                  (registrant)



Dated:  April 25, 2005                   By: /s/ Christopher J. Georgakis
                                            ----------------------------
                                                Christopher J. Georgakis
                                                President and
                                                Chief Executive Officer



02545.0001 #566348